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                                                                  Exhibit (a)(9)
For Immediate Release
Tuesday, May 4, 1999

EASTMAN CHEMICAL COMPANY:
Rod Irvin, APR
Director, Corporate Communications
PHONE: (423) 229-4008
EMAIL:  rodirvin@eastman.com

                   EASTMAN CHEMICAL COMMENCES $12.25 PER SHARE
                   TENDER OFFER FOR ALL OUTSTANDING SHARES OF
                           LAWTER INTERNATIONAL, INC.

KINGSPORT, Tenn. -- May 4, 1999 -- Eastman Chemical Company (NYSE: EMN) announced today that its wholly-owned subsidiary, Lipstick Acquisition Corp., has commenced a cash tender offer for all the outstanding shares of Lawter International, Inc. (NYSE: LAW) common stock at a price of $12.25 per Lawter share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 1, 1999, unless extended.

Following the completion of the tender offer, Eastman intends to consummate a second step merger in which all remaining Lawter stockholders will also receive the same cash price paid in the tender offer.

As previously announced, on April 27, 1999, Eastman, Lipstick and Lawter signed a definitive merger agreement for the acquisition of Lawter for $12.25 per share in cash. Lawter's Board of Directors has unanimously approved the tender offer and the merger and determined that the tender offer and the merger are in the best interests of Lawter's stockholders. The Lawter Board unanimously recommended that Lawter stockholders accept the Eastman offer and tender their shares. Lawter will mail its formal recommendation to stockholders at the same time Eastman mails its tender offer materials.

The tender offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the expiration date, a number of shares, which when added to the number of shares beneficially owned by Eastman and Lipstick, will represent a majority of the total number of outstanding shares of Lawter on a fully diluted basis at the time the shares are accepted for payment pursuant to the offer; and (2) expiration or termination of any applicable waiting period under the

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Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any foreign antitrust or competition laws or regulations. The complete terms and conditions of the tender offer are set forth in the offering documents being filed today with the Securities and Exchange Commission.

Merrill Lynch & Co. is acting as Dealer Manager for Eastman's offer and Kissel Blake is acting as Information Agent. Copies of Eastman's tender offer materials can be obtained from the Information Agent by calling (212) 344-6733.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 16,000 people in more than 30 countries and had 1998 sales of US$4.48 billion

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